

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 26, 2015

Via E-mail
Mr. David B. Feirstein
Kirkland & Ellis LLP
601 Lexington Avenue
New York, NY 10022

>   **Re: GrafTech International Ltd.**
>   **Preliminary Proxy Statement on Schedule 14A**
>   **Filed March 17, 2015 by Nathan Milikowsky, et al.**
>   **File No. 001-13888**

Dear Mr. Feirstein:

We have reviewed the above-referenced filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending the filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to the filing and the information you provide in response to these comments, we may have additional comments.

General

1.   It appears you intend to rely on Rule 14a-5(c) to fulfill certain disclosure obligations by reference to the company's proxy statement. Please note that in our view, reliance on Rule 14a-5(c) before the company distributes information to security holders is not appropriate. Please tell us whether you intend to disseminate your proxy statement prior to the distribution of the company proxy statement and, if so, confirm your understanding that you must undertake to provide any omitted information to security holders in the form of a proxy supplement.

2.   In light of the requirement under Item 5(b)(1)(iii) of Schedule 14A to state whether or not any of the participants have been the subject of a criminal conviction within the last ten years, please provide us with a written reply on behalf of each participant in response to

this line item notwithstanding the fact that a negative response need not be disclosed in the proxy statement filed on Schedule 14A.

3.   Please advise us why NM GTI Investments LLC has not been named as a participant in the solicitation given that it is a party to the Prospective Nominee Agreement. Refer to Instruction 3 to Item 4 of Schedule 14A.

Important Notice Regarding the Availability of Proxy Materials, page 17

4.   Please advise us, with a view toward revised disclosure, the method by which the proxy statement will be disseminated to record and beneficial owners. Specifically address whether or not the disclosure in this section is intended to communicate that Save GrafTech is attempting to rely upon Rule 14a-16 for purposes of electronically disseminating its proxy statement.

Interests of the Nominees, page 21

5.   Please revise to briefly summarize the material terms of the promissory notes from the company that are held by each participant. See Item 5(b)(1)(viii) of Schedule 14A. In that regard, we note that incorporation by reference is not specifically permitted in Item 5 of Schedule 14. Refer to Note D to Schedule 14A.

6.   We note the disclosure on page 23 regarding a registration rights and stockholders' agreement to which certain participants are a party. Please revise to summarize the material terms of such agreement. See Item 5(b)(1)(viii) of Schedule 14A.

Solicitation of Proxies, page 24

7.   We note your retention of D.F. King & Co., Inc. for solicitation and advisory services. Please state the cost or anticipated cost of such services. See Item 4(b)(3)(ii) of Schedule 14A.

8.   Please state the total amount estimated to be spent and the total expenditures to date for, in furtherance of, or in connection with the solicitation of security holders. See Item 4(b)(4) of Schedule 14A.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the filing persons are in possession of all facts relating to their disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from each filing person acknowledging that:

- the filing person is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the filing person may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact me at (202) 551-3589 or Christina Chalk, Senior Special Counsel, at (202) 551-3263 if you have any questions regarding our comments.

Sincerely,

/s/ Tiffany Piland Posil

Tiffany Piland Posil
Special Counsel
Office of Mergers and Acquisitions